Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company:  RGS Energy Group, Inc.
                                                   Commission File No. 000-30338


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

PARTICIPANTS IN SOLICITATION
Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                            ENERGY EAST / RGS ENERGY
                           ANALYST TELECONFERENCE CALL
                                February 20, 2001
                                 10:00 a.m. EST


CHAIRPERSON: Wes von Schack, Chairman, President and CEO
             Tom Richards, Chairman, President and CEO

[OP = Operator          WS = Wes von Schack           TR = Tom Richards]


OP: Ladies and gentlemen, thank you for standing by and good morning everyone. Welcome to the Energy East / RGS Energy analyst meeting and teleconference. With us today we have Wes von Schack, Chairman, President and Chief Executive Officer of Energy East Corporation and Mr. Tom Richards, Chairman, President and Chief Executive Officer of RGS Energy Group. At this time all participants are in a listen-only mode. After the opening remarks there will be a question and answer period. At that time, you will need to press the "1" followed by the "4" on your telephone. If you are on a speaker-phone, please pick up your handset before entering your request. As a reminder, this conference is being recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line. Thank you and continue to standby. [pause]

WES VON SCHACK
      Good morning ladies and gentlemen. Welcome to the Energy East / RGS Energy merger announcement. I'm Wes von Schack, and with me is Tom Richards, Chairman, President and CEO of RGS Energy. After we make our opening remarks, there will be a question and answer period.
      Before we begin, our lawyers have instructed us to remind you that some of the things that will be said this morning contain forward-looking statements, based on management's projections. You should refer to the language on this slide regarding the appropriate cautionary statements.
      We are very pleased to announce this morning that Energy East and RGS Energy will combine in a cash and stock transaction value at $39.50 per RGS Energy share. The transaction is expected to be accretive to Energy East's earnings in the first full year after closing without

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 2

goodwill amortization. And more importantly, with goodwill amortization. The consideration is 55% cash, 45% Energy East common stock. There's a collar in the transaction - $16.57 to $22.41. The transaction is valued at $1.4 billion equity and $1 billion of RGS Energy debt. We will maintain Energy East's dividend rate of $0.92 per share. There will be third party financing for the cash portion of the transaction, which is estimated to be $700 million.
      I've said this in other presentations; we've got three basic strategic objectives in Energy East. First and foremost is to profitably grow our distribution system in the Northeast. We do this by providing superior customer service and offering choice to our customers. Second, is to manage in a prudent and effective way, the business risks associated with being a pipes and wires company. Finally, we believe it's very important to have long-term performance based rate agreements in place in our various jurisdictions.
      I'd like to remind everyone that the notion of profitably growing the distribution system is one that we take seriously. I think you all know that we closed four mergers last year and that now our gas business is three times larger and our electric business is two times larger than when we were just New York State Electric and Gas. This is important because it diversifies our earnings stream as well as our business and regulatory risks.

TOM RICHARDS
      Good morning, this is Tom Richards. This is a great moment for us and I think you can see, just from the map on the next slide, where we nestle comfortably into the Energy East family here, particularly New York State Electric and Gas. We will now serve the combined... The combined companies will now serve half of upstate New York - about 1.7 million customers, 5,000 employees strong. The center of the region, economically, is probably the City of Rochester, although there are other areas around it that have strengths as well. From out of the region, we export about $15 billion - the number one per capita in the country. I've often said to people that while we're a local utility, we're an international business because we serve people who compete all around the world.
      If you look at the historical base for our economy, it's both for NYSEG and for us, it's built around large companies with long-standing reputations - like Bausch & Lomb, Corning, IBM and Xerox. But if you look at the last five to ten years in our area, even though those

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 3

industries have changed substantially, our employment has actually grown. There are now more people working in the Rochester area than there are in Buffalo. It's happened because of the smaller industries - biotechnology, photonics, and precision manufacturing - growing out of a very strong educational base. We have significant amount of research activity at the University of Rochester and our AT (RIT?) that have fostered that kind of building.
      We both have and share a lot in common, in terms of our complementary styles. It's not only geography, which is obvious here, but also we are deeply rooted in the upstate area. We intend to be a reason why that area succeeds and we need to be because we are rooted there. We have records of superior customer service. If you look at the typical measures that people use, the ration of outages, numbers of outages, answering the phone, rendering accurate bills, and all of those cases, we rank at or very close to the top across the State. NYSEG has the lowest complaint rate in the State and RG&E in a national survey was rated as one of the top utilities for customer service in the entire northeast.
      We start with a lot in common. We complement each other as we begin. You can see some of the numbers on the next slide here that give you some sense of the size of the entire organization and what we add to it as we join it. If you look at just NYSEG and RG&E, we are a substantial portion of the total. So we fit nicely into this combination.
      Looking again at the next slide here, you get some sense of what we are able to do to manage this risk. One of the reasons why RG&E and NYSEG make sense as part of Energy East is that we are in a position to deliver the kind of service that is going to be important in this transition. There are two things, which are causing people to be worried about it - reliability and price. As a utility, if you're going to be financially successful, you have to address those issues successfully. There are plenty of examples around where people haven't. We intend to do that together. Some of the assets that we bring to it, is that already NYSEG has... who has fixed rates as we do on the electric side, is hedged through March 2003. They own some peaking generation that's described there as Cayuga Energy. Of course, RG&E uniquely in the State has retained a substantial portion of its total generation - 1,000 megawatts. And we are operating with the additional requirements that we have already hedged.
      So we bring, we think, a unique combination here. A combination that is not only fully covered, so we can provide secure, stable prices and adequate energy, but it is not significantly

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 4

dependent on gas, which is driving everybody else nuts. So we think that we are the natural combination and we're going to bring something, in terms of a regulatory solution, to our customers that's unique. And we're uniquely positioned to do it. You look at the next slide and it gives you some of the sense of that. NYSEG is winter-peaking and RG&E is summer peaking. But the combination of the two, produce almost a flat load all the way across the year. So when you look at the kind of energy purchasing that you need to do, having a flat load across that period of time is hugely advantageous, when people are being driven nuts by the peaking problems that they experience in the summer.
      We also have some options for increasing as we go out. We believe that in this environment you need to go out further. Well, we're covered here for the next several years. We think that the right solution is to go out even further, while this process evolves. We are starting, fortunately, from a position that will allow us to do that and it actually gives us some time to do it, which we think is important.
      That takes us to a little bit of the type of agreement that Energy East has done before and that we're looking forward to doing in the future here. Wes.

WS: Thank you Tom. Long-term performance-based rate agreements are very important in our future success. I want to remind you that we did get approvals in Maine and Connecticut for long-term rate agreements. They provide shareholders' earning growth potential and customers' price stability. At Central Maine Power, we have a performance based rate making plan that has a seven-year term with a consumer price index less productivity offset formula. There's no earnings cap on that particular agreement.
      For the Southern Connecticut Gas Company, we have a four-year plan with an opportunity for a rollover - there's a 50:50 sharing over a return on equity threshold. There's also a 50:50 sharing of gas cost savings brought about by the aggregation of the mergers. We will file new plans in New York. Both NYSEG and RG&E will file plans to extend the existing restructuring agreements. I will speak to NYSEG, specifically, because I know there's a lot of interest in our particular situation as far as what happens when year 2003 comes around.
      We've had some preliminary discussions with the Public Service Commission, and it is our intent to file, in the very near future, an electric restructuring agreement, which will extend

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 5

the current agreement. We expect to get resolution of that this year. This transaction with Rochester, we believe, facilitates an extension of that agreement. We think this is all part and parcel of getting a restructuring agreement extension. Why is that? We have the supply benefits of Rochester, and that improves our hedge position, and improves our ability to provide stable delivery and supply prices. And that's the essence of what we're trying to do here - delivery and supply prices. We think this is important for the upstate economy and we believe it will be attractive to public officials in the State of New York.
      We believe the street has been fixated on our worst case scenario - for NYSEG in 2003 and we're confident that what we're going to put together in this new plan and the eventual outcome that we see out of this plan will give us a reasonable result and one that will afford us a base from which we can manage the business going forward and have an opportunity for an attractive earnings situation.
      I'd like to go through the financial highlights and tell you that in the first full year again, this is an accretive transaction with goodwill amortization. We believe that we can do better than the average pipes and wires company in earnings per share growth. And we expect to continue our conservative dividend payout ratio, and expect to have steady growth in our dividend.
      This transaction will be financed with $700 million of debt and preferred. We expect that our equity ratio will be in the range of 35% at closing. We will continue to have free cash flow which will be used for share re-purchases and reducing debt at the holding company level. We expect to see a continued strong credit portfolio for our operating utilities and they all rated single A and we expect that to remain. We always get questions on these announcements about synergies and I'll tell you up front that we are expecting $50 million in annual savings and we expect to reach that run level of $50 million by the end of 2004. The opportunities for those synergies are in the usual areas of the supply chain, procurement, information systems and administrative and general.
      For those of you who have followed NYSEG, you are familiar with the provision in our 1998 re-structuring agreement that says NYSEG can retain 100% of merger savings for five years from the closing of the transaction. That is a very important provision and one that makes this transaction especially attractive. As far as management is concerned, I will continue as Chairman, President, and CEO of Energy East. Tom will continue as Chairman, President and

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 6

CEO of RGS Energy Group. He will be Chairman and CEO of RG&E and NYSEG, the utilities, and will also be an Executive Vice-President at Energy East. We will be increasing the size of the Board to 16 members and, of course, Tom would be one of the three Directors joining the Energy East Board from RGS Energy.
      As far as approvals are concerned, we will require shareholder approval from both companies. We do expect expedited approval from the New York State Public Service Commission for a variety of reasons. We think this is a natural fit. We think it is a situation where both companies are well-known. We are both in the state of New York, we have good track records. Beyond that, we have a provision in that 1998 NYSEG re-structuring agreement, that provides for expedited treatment of any merger that NYSEG would enter into. So, we are pretty confident that we will be able to get approval on a timely basis. Already, we have had a very nice reception around the state, as we made phone calls last night and we are just very optimistic about it.
      On the federal side, we don't see any problems on the federal side. We don't have any market power issues. We are integrated in our transmission network and we think that should go very quickly. I might add that what Tom said earlier about our rate plan and our common vision for the upstate economy, we think we have got a very compelling proposal, which will protect our customers in these volatile energy markets, that we are all concerned about today. We think that our proposals will be well received and, indeed, will help us. We see timely regulatory approvals.
      If I could just sum up with a few concluding comments. We are very excited about this combination, because we think it adds great value to our franchises and for our shareholders over the long-term. It is a natural fit for both companies. It gives us scale and scope to better compete. We are looking at $5 billion in revenues and $10 billion in assets and a customer base of 3 million. With our performance-based regulatory plans, and expected synergies, we think we have good earnings potential. So, with that, we would like to open it up and we would be pleased to take your questions.

      Yes, sir, Paul.

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 7

SP: You say you have had some preliminary discussion with regulators and other New York state politicians. Have you discussed just the merger transaction? Or have you also sort of indicated your desire to pursue an extension of your rate settlement plan? Aside from this transaction putting you in a much better position to hedge your electricity supply, so aside from being able to offer up, continuing to take on the commodity exposure, what other benefits do you see to, from a ratepayer perspective, in the New York Public Service Commission granting an extension of your PBR?
WS: Paul, we have had discussions regarding both. The merger and the concepts of the proposal. All right? Of course, we did the merger discussions yesterday, but we have had discussions on the rate plan ongoing for some time now. The real benefit here is these two companies coming together and being able to combine their synergies and combine their strengths, in such a way that we are going to differentiate ourselves from other utilities in the state. By taking on the commodity and insulating the customer, and we think we can do that well. Tom is in great shape with his generation. We are fully hedged through early 2003. We want to add another five years on to our plan which expires in March of 2003 and give the upstate customers price stability. We think that we will get a reasonable outcome in this plan and we think that the regulators and the public officials will embrace what we are about to do.
TR: One of the other things that people worry about in the political regulatory sense, when you do a merger like this, is what is the impact on the local community? Is this a negative for the local community? Will they have trouble getting service? Will they lose contact and reference to the local utility? One of the things that this proposal does is strongly preserve that. We made a real effort here in the way we put this together, to make sure that process and that identity remained intact. So some of the issues that people are concerned about, when they see some combination occurring and a loss of reference to their service and [inaudible] are just not present here.
SP: Would the ultimate goal here by a rate settlement as opposed to a full-blown rate proceeding at the New York Public Service Commission?
WS: We are hoping that, in the short term, the outcome is a rate settlement, which extends our re-structuring plan and then we are hoping right about the same time, we can get some

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 8

      early merger approval from the Public Service Commission. Does that answer your question? Yes, sir.
SP: A question about the Ginna nuclear plant. How does the merger affect your thinking about the long-term plans for the nuclear plant and could you give us your thinking about possible license extensions for that nuclear plant?
TR: All right. The Ginna nuclear power plant is one of the top performers in the country. It has got a great record. It is one of the reasons that the electric prices in our territory have not only been stable but have gone down during the last several years. It is a great asset right now. Its license expires in 2009 so the process of re-licensing it would have to start within the next several years. One of the great things about the way the business has evolved here is we now have a series of choices to make, with respect to Ginna. We could think about re-licensing it ourselves. We could think about someone else operating it. We could think about someone else buying it and re-licensing it. All of those options are on the table, but this particular merger does not affect those options. They still remain open and in the interim it is clearly a valuable asset to maintaining rate stability in upstate New York.
WS:   We have a question on the telephone.
TR:   One in the back...
OP: Your first question from the telephone line is from Paul Ridzon of McDonald Investments. Please proceed with your question.
PR: Would you provide more detail on RGS' hedge, the duration of that hedge and where you stand in your short gap position in New York at Energy East?
TR: For RGS, the issue would be...Our gas pricing arrangement at RGS just to be clear is we have a gas adjustment clause on the commodity flows through to the customer. That has been true for a long time. With respect to our energy position, we have a maximum load that might be between 14 and 15 megawatts. We own a thousand have about another 150 on secure long-term contracts from Power Authority and people like that. So we are only dealing with annually about 300 megawatts, which we have hedged all the way through this year. I think Wes; he also was intending to ask about Energy East.
WS:   On the gas or electric?

ENERGY EAST/RGS ENERGY - February 20, 2001                                Page 9

PR:   Gas.
WS: Well, you know, we are about 2/3 hedged on the residential gas load for calendar year 2001. Our current gas settlement expires in September of 2002. As part of our exploratory discussions with the PSC, we have also discussed our gas situation. What we expect to do is file a multi-year gas PBR proposal later this year. We haven't made any determinations on exactly how that is going to look, but we are getting ready to make another filing.
PR: You had mentioned that you are going to continue your stock buy-back. I'm wondering if you are endorsing the $150 to $200 million that you have targeted previously?
TR: I think the question was...can you repeat it, I didn't hear it. It's whether you are endorsing the $150 million target for stock buy-back indicated that you were going to continue that.
WS: Well let me just finish that last comment. I mentioned the residential gas but I did not tell you that on the commercial side we have got a pass-through. I just wanted to clarify that. We have been doing share re-purchases in the range of about $150 million. Of course, the exact amount of free cash flow that we have in the future will be a function of what comes out of the new filing. But we do expect a reasonable outcome and we do expect to continue share re-purchases but they will probably be at a lower level than we have experienced in the past. We will continue to be opportunistic when we buy back stock and we have included that in our forecast going out, buying back stock.
PR: You mentioned you're 2/3 hedged for your gas position for 2001. Can you give some clarity as to where that hedge is, where that is concentrated?
WS:   Well it's concentrated on the residential side.
PR:   From a time sense?
WS:   Well it's for the whole year, for the balance of the year.
PR:   Kind of flat 2/3 across the whole year?
WS:   Yes.
PR:   Okay, thank you.
WS:   Another telephone call?

ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 10

OP: Your next telephone question is from Roselynn Perry from SAC Capital. Please proceed with your question.
RP: Yes, hi Wes. If you could just clarify some of the details of the terms of the merger and your statements regarding accretion. First of all, what calendar year are you referring to when you say the first full year after closing?
WS:   We are looking at calendar year 2003.
RP:   Okay.  Will you identify what level of EPS you would have accretion to?
WS: I'm not in a position to give you the EPS number. But I can tell you it will be accretive. We have done that on any reasonable outcome that we have been able to predict for the extension of the electric re-structuring agreement at NYSEG.
RP: Okay. I understand that goodwill amortization may be going away. But what level of goodwill are we talking about?
WS:   We are looking at about $15 million a year annually for RGS.
RP: Okay. We should assume that first year synergies are somewhere below the $50 million.
WS: Yes, yes. Because we are ramping up to that and we expect to be at the $50 million level, as I said earlier, in 2004, on a full-time basis.
RP: But you assume that you keep it all under the terms of the transition agreement.
WS:   Yes, that is correct.
RP: Okay. You mentioned earnings growth above the average for pipes and wires. What level of earnings growth are you targeting?
WS: Well we see the average earnings growth for pipes and wires companies in the range of 3% to 5% and we believe we can do better than that.
RP: Okay. Just a follow-up to Paul's question. Regarding the 2/3 hedge for gas in 2001, you stated that was sort of across the board for this year. Are you indicating that you are still short gas in February and March?
WS:   No, no.  We're okay for February and March.
RP: Okay. So you're effectively 100% hedged for a normal load for the February/March timeframe and then what level of hedge do you have on, for say the October through December timeframe?

ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 11

WS: Well we're not fully hedged for October through December. Part of that will be what we put into storage later in the year. But we are fully hedged through the balance of this winter.
RP:   All right, thank you.
WS:   One more call on the telephone.
OP: Your next telephone question is from Douglas Destaebler of Zimmer Lucas. Please proceed with your question.
DD: Good morning. Wes, I just wanted to follow-up some of your earlier comments you had been speaking of, as far as getting extension of the regulatory deals in New York. I'm trying to understand it. Is this all going to be lumped together, the NYSEG extension and the Rochester extension and the merger? Or is approval of the merger separate from getting extension of your regulatory deal at NYSEG?
WS: At this point, we believe they are all going to be separate. NYSEG will file its plan shortly. RG&E will file later on and we expect to have... I mean, in reality, they are going to be looking at the whole package. But they are separate filings.
DD: Okay. So you could theoretically get an extension of the NYSEG rate plan before you hear on the outcome of the merger?
WS:   Yes, that's possible.
DD:   Okay.
WS:   We would hope so.
DD:   Okay, thank you.
WS:   Yes, question in the back of the room.
SP: I have a few questions. First, how has Energy East done in achieving the merger benefits from the deals that were completed last year? Also, what is the expected cost to achieve and how is each company going to account for merger costs? If you order the break-up conditions as far as stock price or time to completion.
WS: We closed these other transactions in September, so we have been operating on an integrated basis for about six months now. We have made very good progress. We are already seeing benefits and there was a lot of what we call low-hanging apples and oranges that we were able to pick off the trees. We have already captured a fair amount

ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 12

      of synergies. We feel we are on plan. When we said in these other transactions that we would achieve the expected synergies within the first full year after closing, we expect that to happen this year with the other transactions. If you could repeat the last question that you have?
SP: There are two other questions. How much are the costs to achieve? How is each company accounting for that? Also, is there a walk-away stock price if...[inaudible]...
WS:   Of RG&E?
SP:   No, if Energy East falls below a certain level.
WS: No. All right, let me just, as far as costs to achieve...I mean it's a mixed bag depending upon the company. For example, at one company, we had an early retirement plan so there was, of course, there. But so far, the costs have not been extraordinary. They were within the guidelines that we expected and communicated when we announced the transaction. So, I don't anticipate any problems in getting these achieved synergies. We are right on target. Remember, some of the costs that we have associated with synergies, we amortize. So it is not as if you are seeing a big number up front. As far as the [inaudible] is concerned, I'll let Tom address that as well. But, if it goes below the $16 and change, that's the price that stays in the transaction. If it goes above the $22, it goes above, but we just pay the upper price.
TR: Right. I think he may have asked a little bit about the synergies we are achieving in this particular transaction. Wasn't that the import of one of your questions, there?
SP: Just whether each company is going to be charging off merger costs this year...[inaudible]...
TR: The numbers that we gave you in terms of synergies and being fully implemented by 2004 are net numbers. In other words, we have assumed there that we have incurred the cost of the transaction. So, you got the number after the adjustment. In terms of the walk-away provision, there is no walk-away provision with respect to a specific price. We have the standard conditions that anybody would have in a transaction like this, which would protect you from some very significant event. But that is not our focus. Our focus is getting this thing closed and moving on.
WS:   Yes?

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ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 13

SP: ...[inaudible]...basically just a question about if you can talk about the valuation metrics that went into the price, the actual final price of $39.50 times the number of shares and the debt? Also, I think that someone asked this question before. Is there an outside date beyond which this merger doesn't make sense? Because in the past, some of the energies mergers have taken a lot longer than you had initially anticipated. I was just wondering if you had more than 12 months in your pocket, could you live with 18 or 20 months, if all these various plans were combined?
WS: To your first question about the valuation metrics, I mean they are the standard valuation metrics. We do comparisons of multiples with other deals. We do discounted cash flow. We make sure that we work in a framework that is comparable to other deals. Of course, the most important valuation metric from our point of view, is what it does to shareholder earnings going forward. As I said before, this is a very accretive transaction. Now, as far as your comment about how long would we go? Did we have any disappointment with the other deals, we did a, I thought we met all of our targets, in terms of closing these deals. We did Connecticut Energy in nine months. We did Berkshire Energy in nine months. Now CMP and CTG, Central Maine Power and CTG Resources, it took about 14 months.
            But you know, up front we said our target was 12 months. So, we met our targets. We expect to see the same thing here. If anything, we expect this to be better because it is such a no-brainer. I mean it's a natural fit. It makes a lot of sense. The proposal we have for customers is very attractive. So, I wouldn't even speculate that it is going to be more than 12 months. I'm pretty confident that we can get this approved and done on an expedite basis.
SP: If I take 01 consensus which is about 2.27. I grow you roughly 4%, which is sort of under the target that you are talking about. It would get you to about 2.35 in 02. The year of the rate recess for the year that the settlement ends for NYSEG would put you at about 2.45. Do you think those numbers are doable in the context of negotiating out your rate settlement at New York State Gas and Electric?
WS: It's hard for me to give you any guidance Paul, on future earnings. Those estimates are out there for 2001 and 2002 and we think they are good estimates. But when you go out

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ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 14

      and you look to the future, we have got some moving parts here that make it difficult to give you a pretty good feel for what that would be. We are going to be filing this new plan. We have got a merger with RGS. I think what you have got to look at is you have got to look at the outcome of this new plan, that we are going to be filing. We think it is going to be a reasonable outcome and we think it is going to give us a base, okay? A base to move forward, on a longer-term basis, and create earnings growth. It is about the best way I can answer that question for you.
SP:   Hi.  This  is  a  little   longer-term   strategic  kind  of  view.  You
      characterize   the   company   correctly   as   distribution   companies
      primarily. With RGS, you pick up a fair amount of generation. Energy East has generation already. Do you have any sense directionally about whether you would be going towards more ownership of generation or less? Kind of as a corollary of that question, what is your view, whether you own it or somebody else owns it, of the availability of generation and the cost of generation in New York, on the one hand, which is a difficult place to develop power plants. In New England, where there has been some discussion of limitations based on new pipes and so on.
TR: I think...let me take a first crack at it. I think if you look at what the long-term strategy for both our companies are, it is that we will be pipes and wires companies. What the last couple of years have shown though, is you have to live long enough to get there. One of the ways to live long enough to get there is to make sure that you meet people's expectations along the way. Owning generation has been a very big asset in that regard. But I think in the long run, the industry is evolving to an industry where the people who are principle owners of generation will be different kinds of companies than the kind of company we will be. Where there might be an exception to that, and I think is yet to be resolved, is who owns and builds and controls peaking units. I think that is open for some discussion as we go forward.
            Simply because of the practical, sort of political tolerance for the kind of pricing that comes out of peaking unit and the resistance to that. We are in a good position to go whichever way that goes, over the next five years or so. So that's how we see it. I think the secret here and this probably runs contrary to how we were all talking, say, three or four years ago. Is to maintain your flexibility. Now the resolution of this transition is

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ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 15

      going to be longer and rockier than people thought. So you need to be flexible enough to change with the changing circumstances as you go through it. There hasn't been a lot of reward here for making an early irrevocable commitment. So that is the position we intend to stay in.
            Now, in terms of adding generation, it is a problem in New York State. It is much less of a problem in upstate New York. Now citing generation is a problem everywhere in New York, but compared to what you are going through down here, that problem is much worse than in upstate New York. In fact, we could solve this generation problem in the state of New York if we had the transmission to get the stuff down to New York City.
            Second of all, we are in a much better position in upstate New York to draw on a variety of resources. Our transmission is inter-connected with Canada, PJM, we just are in a much better position to deal with these issues right now than they are otherwise. In the long run though, don't get me wrong, in the long run, New York and everywhere else, has to come to grips with the fact that if we are going to grow our economy and grow our consumption, we are going to have to grow our generation.
            But, I do not think that in upstate New York, it is going to be the kind of cataclysmic experience that is being experienced some other places. It is one of our real advantages.
WS: Just to follow up on the point about would we be building generation? We are looking at some sites in upstate New York for additional peaking generation. We have already got 120 megawatts at Cayuga Energy and we will be adding another 30. But we are investigation the construction of some additional peaking units up there. I would like to give this whole question a little context from my point of view.
            Everyone knows what is happening in the wholesale energy market in New York State. Wholesale electric prices are up 200% since November of 1999. Fortunately, our customers have been insulated by that, because we have fixed our prices. We have hedged and we are in good shape. We NYSEG files its plan, it is going to be a six-step plan. Just to conceptually tell you a little bit about it. We are going to propose that we need new generation in the state. I mean New York lags the Northeast in terms of new generation. We need new transmission capacity...

ENERGY EAST/RGS ENERGY - February 20, 2001                               Page 16

WS:   One more question please.
SP: I just wanted to follow-up about the gas hedging. When you look ahead and you will become one of the largest gas LDCs, almost a million customers, compared to how you were a year ago, with about six fairly small gas LDCs that are soon to be under one holding company. Do you see any very important changes that will make you better at hedging and, in particular, anything that RG&E brings from different pipeline connections or different supply deals that can enhance the whole?
WS:   I could take a long time to answer that  question  and one of the things
      I would say right off the bat is, by combining these companies and going out for a larger supply, we are in a position to get better treatment, price-wise. We have already seen that. I think it just stands to reason, Barry, that with Rochester and their supply, we are going  to  be  in  pretty  good  shape.  Of  course,  we  have  PGAs  in
      Connecticut   and   Massachusetts.   But  mainly,   we  are  becoming  a
      formidable buyer of gas and we think that works to our advantage.
TR: That's right. I think largely we add significant quantities. But, to some extent, RGS is connected to the west through Empire and Trans-Canada, both the storage in the mid-west and to supply in western Canada. Now, we also have the same connections to the south down to the basins in Texas and Oklahoma. So we have a pretty good dual position here, where you can play-off not only the cost of the commodity, but the transportation and storage.
WS: Okay, I would like to... Tom and I would like to thank all of you for being with us this morning. We appreciate your interest in our companies. We are always available to answer questions and we will be around for a little while. Then we certainly have other folks here who could help you with questions. Thank you so much.
TR:   Thank you very much.
OP:   Ladies  and  gentlemen,  that does  conclude  your  conference  call for
      today.  We  thank  you  for   participating  and  ask  that  you  please
      disconnect your lines.

[End of Recording]